UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of February 2011

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

Contax Participações S.A. and Mobitel S.A.

Valuation report for the incorporation of 100% of Mobitel S.A. shares by Contax Participações S.A.

January 25th, 2011

IMPORTANT DISCLAIMER: This document is a free translation only. Due to the complexities of language translation, translations are not always precise. The original document was prepared in Portuguese and in case of any divergence, discrepancy or difference between this version and the Portuguese version, the Portuguese version shall prevail. The Portuguese version is the only valid and complete version and shall prevail for any and all purposes. The Translation was made by persons whose native language is not English, therefore there is no warranty as to the accuracy, reliability or completeness of any information translated and no one should rely on the accuracy, reliability or completeness of such information. There is no assurance as to the accuracy, reliability or completeness of the translation. Any person reading this translation and relying on it should do so at his or her own risk.

Index

SECTION 1	Executive Summary			02
SECTION 2	Information About the Evaluator			07
SECTION 3	Market and Companies' Overview			09
	3	.A	Market Overview	10
	3	.B	Contax Overview	13
	3	.C	Dedic GPTI Overview	19
SECTION 4	General Assumptions			25
SECTION 5	Contax Valuation			27
	5	.A	Discounted Cash Flow	28
	5	.B	Comparable Companies Trading Multiples	36
	5	.C	Accounting Book Value	38
	5	.D	Volume Weighted Average Price	40
SECTION 6	Dedic GPTI Valuation			43
	6	.A	Discounted Cash Flow	44
	6	.B	Comparable Companies Trading Multiples	53
	6	.C	Accounting Book Value	55

APPENDIX A	Companies' Weighted Average Cost of Capital (WACC)			57
APPENDIX B	Comparable Companies Trading Multiples			59
APPENDIX C	Description of Valuation Methodologies			62
APPENDIX D	Terms and Definitions Used in the Valuation Report			67
APPENDIX E	Additional Statements and Information			69

SECTION 1
Executive Summary

Introduction

This Valuation Report was prepared by Banco BTG Pactual S.A. (“BTG Pactual”), upon request by Contax Participações S.A. (“Contax”) for the purposes specified in Law n° 6.404, dated December 15th, 1976 (as amended) (“Lei das S.A.”), in connection with the incorporation of all Mobitel S.A. (“Dedic GPTI”) shares by Contax (“Transaction”).

Transaction Summary

▪	In January 2011, Contax and Dedic GPTI executed an agreement for the incorporation of Dedic GPTI shares by Contax
▪

According to the agreement signed by both parties, Contax committed to, subject to a timeline foreseen in the agreement, to conduct all the necessary steps to submit a proposal for the incorporation of Dedic GPTI by Contax, subject to the terms established, making Dedic GPTI a subsidiary of Contax

▪	As part of the agreement, Contax committed to take all steps, within the terms established by the agreement, envisaging:
	▪	(i) the calling of a shareholders’ meeting change the Company’s Byelaws, in order to approve the constitution of an independent committee;
	▪	(ii) the calling of a Board Meeting in order to indicate the members of such independent committee, which will evaluate and deliberate about the terms and conditions of such Incorporation
▪

Additionally, Dedic GPTI signed in January 2011 a stock purchase agreement to acquire all Dedic GPTI shares held by Mr. Fábio Carlos Pereira (representing 12.5% of total shares issued by the company) for R$ 23 million

Contax Summary Valuation

Based on the fair economic value calculated using the discounted cash flow to firm methodology, the Contax ON shares’ value ranges from R$37.64 to R$40.30 per share and the Contax PN shares’ value ranges from R$37.59 to R$40.24 per share. For further information on the valuation methodologies, please see Appendix C - Description of Valuation Methodologies, on page 62 of this report

Fair Economic Value (Discounted Cash Flow)(1)				Book Value
(R$ million, except price per share)				(R$ million, except price per share)
Perpetuity growth rate (US$ nominal terms)	1.50%	2.00%	2.50%
WACC (US$ nominal terms)	10.0%	10.0%	10.0%	Total assets	1,290.9
Enterprise value	$2,143	$2,217	$2,301	(-) Total liabilities	880.8
(-) (Net debt) net cash (2)	$90	$90	$90	(-) Minority interest	1.8
Equity value	$2,233	$2,307	$2,390	= Shareholders’ equity	408.3
Number of ON shares (million) (3)	22.7	22.7	22.7	Number of shares (million)(3)	59.4
Price per ON share (R$ / share) (4)	$37.64	$38.88	$40.30	R$/share	6.88
Number of PN shares (million) (3)	36.7	36.7	36.7
Price per PN share (R$ / share) (4)	$37.59	$38.84	$40.24
Fair Economic Value (Trading Multiples)				Volume Weighted Average Price
(R$ million, except multiples and value per share)		2011E	2012E
				12 months period prior to 12/31/2010
EBITDA		341.1	412.0	ON: R$29.59 / PN: R$25.29
EV/EBITDA Multiple (5)		6.7x	6.6x
Enterprise value		2,280.7	2,732.8	6 months period prior to 12/31/2010
(-) (Net debt) net cash (2)		89.7	89.7	ON: R$31.04 / PN: R$26.61
Equity value		2,370.5	2,822.5
Number of shares (million)(3)		59.4	59.4	3 months period prior to 12/31/2010
R$/share		39.93	47.54	ON: R$31.16 / PN: R$29.82

Source: Company, CVM, Economática and BTG Pactual.
Note:
1	As of December 31st, 2010.
2	As of September 30th, 2010.
3	Excludes treasury shares.
4	Assumes a ON/PN ratio based on the average spread of ON / PN shares, during the 60 days prior to December 31st, 2010.
5	Considers the median of comparable companies trading multiples as of December 31st, 2010. Source: Factset.

Dedic GPTI Summary Valuation

Based on the fair economic value calculated using the discounted cash flow to firm methodology, Dedic GPTI shares’ value ranges from R$1.38 to R$1.57 per share. For further information on the valuation methodologies, please see Appendix C - Description of Valuation Methodologies, on page 62 of this report

Fair Economic Value (Discounted Cash Flow)(1)				Book Value

(R$ million, except price per share)				(R$ million, except price per share)
Perpetuity growth rate (US$ nominal terms)	1.50%	2.00%	2.50%	Total assets	486.3
WACC (US$ nominal terms)	10.0%	10.0%	10.0%	(-) Total liabilities	311.1
Enterprise value	$371	$383	$397	(-) Minority interest	0.0
(-) (Net debt) net cash (3)	($184)	($184)	($184)	= Shareholders’ Equity	175.2
Equity value	$187	$199	$213	Number of shares (million)(4)	154.9
Number of shares (million)(4)	135.5	135.5	135.5	R$/share	1.13
Price per share (R$ / share)	$1.38	$1.47	$1.57

Fair Economic Value (Trading Multiples)
(R$ million, except multiples and value per share)	2011E	2012E
EBITDA	84.7	95.9
EV/EBITDA Multiple(2)	6.7x	6.6x
Enterprise value	566.6	636.3
(-) (Net debt) net cash (3)	(183.9	(183.9
Equity value	382.7	452.4
Number of shares (million)(4)	135.5	135.5
R$/share	2.82	3.34

Source: Company, CVM, Economática and BTG Pactual.
1	As of December 31st, 2010.
2	Considers the median of comparable companies trading multiples as of December 31st, 2010. Source: Factset.
3	As of August 31st, 2010, plus R$23 million as per note 4 below.
4

Based on information provided by Dedic GPTI, we considered Dedic GPTI has acquired 19,359,874 shares held by Mr. Fábio Carlos Pereira for R$23 million. This total was added to the net debt as of August 31st, 2010 for Dedic GPTI valuation.

Exchange Ratio Based on Discounted Cash Flow
Analysis of the exchange ratio based on the discounted cash flow to firm methodology

Contax				Dedic GPTI
(Fair economic value per share based on the discounted cash flow method(1). R$ million, except price per share)				(Fair economic value per share based on the discounted cash flow method(1). R$ million, except price per share)

Perpetuity growth rate (US$ nominal terms)	1.50%	2.00%	2.50%	Perpetuity growth rate (US$ nominal terms)	1.50%	2.00%	2.50%
WACC (US$ nominal terms)	10.0%	10.0%	10.0%	WACC (US$ nominal terms)	10.0%	10.0%	10.0%
Enterprise value	$2,143	2,217	$2,301	Enterprise value	$371	$383	$397
(-) (Net debt) net cash (2)	$90	$90	$90	(-) (Net debt) net cash (5)	($184)	($184)	($184)
Equity value	$2,233	2,307	$2,390	Equity value	$187	$199	$213
Number of ON shares (million) (3)	22.7	22.7	22.7	Number of shares (million)	135.5	135.5	135.5
Price per ON share (R$ / share) (4)	$37.64	38.88	$40.30	Price per share (R$ / share)	$1.38	$1.47	$1.57
Number of PN shares (milhões) (3)	36.7	36.7	36.7
Price per PN share (R$ / share) (4)	$37.59	38.84	$40.24
				ON:0.03425595x PN:0.03429939x
				ON:0.03779068x PN:0.03783860X
				ON:0.04172383x PN:0.04177674X

  Based on the methodology and assumptions presented the exchange ratio range between Contax and Dedic GPTI shares is between 0.03425595x and 0.04172383x for ON shares and 0.03429939x and 0.04177674x for PN shares, based on the comparison of the indicative values per share calculated for both Companies and the ratio ON/PN of Contax shares based on the VWAP of each class of share in the period of 60 days before December 31st, 2010

Source: Company, CVM, Economática and BTG Pactual.
1	As of December 31st, 2010.
2	As of September 30th, 2010.
3	Excludes treasury shares.
4	Assumes a ON/PN ratio based on the average spread of ON / PN shares, during the 60 days prior to December 31st, 2010.
5	As of August 31st, 2010, plus R$23 million as per note 6 below.
6

Based on information provided by Dedic GPTI, we considered Dedic GPTI has acquired 19,359,874 shares held by Mr. Fábio Carlos Pereira for R$23 million. This total was added to the net debt as of August 31st, 2010 for Dedic GPTI valuation.

SECTION 2
Information About the Evaluator

Information About the Evaluator
As established in CVM Instruction No. 319, Banco BTG Pactual S.A. (“BTG Pactual”) represents that:

  1.BTG Pactual holds no securities issued by Contax Participações S.A. (CTAX3, CTAX4 and CTXNY), based on data as of January 17th, 2011.

  2.It has no direct or indirect interest in Contax, Dedic GPTI or in the Transaction, and there is no other relevant circumstance that may be considered a conflict of interest;

  3.The controlling shareholder or managers of Contax and Dedic GPTI have not directed, limited, hindered or performed any act that adversely affected or may have adversely affected the access to, use or knowledge of information, assets, documents or work methodologies relevant for the quality of the respective conclusions; .

  4.It has no conflict of interest that may in any way restrict its capacity to arrive at the conclusions independently presented in this Valuation Report.

SECTION 3
Market and Companies' Overview

SECTION 3.A
Market and Companies' Overview
Market Overview

Brazilian Contact Center Market Overview
Brazilian Contact Center and Information Technology market presents several growth opportunities and benefits directly from positive Brazilian macroeconomic perspectives

Revenue Evolution of the Brazilian Contact Center Market
(US$ billion)

The Brazilian Contact Center Market

The Brazilian market presents a huge outsourcing potential
Brazil is gaining importance in the global scenario and already represents 7.2% of the global market
Growth should be driven by the increase in outsourcing of non-core activities by the industries that most demand contact center services (banking, telecom and retail)

  Source: IDC and BRASCOM.

Brazilian Information Technology Market Overview
Brazilian Contact Center and Information Technology market presents several growth opportunities and benefits directly from positive Brazilian macroeconomic perspectives

Revenue Evolution of the Brazilian Information Technology Market
(US$ billion; annual growth %)

The Brazilian Information Technology Market	Information Technology Market Revenues, by Country
The Brazilian IT sector benefits from the following aspects:
The Brazilian IT sector combines technological expertise with an extensive knowledge of business processes for specific businesses, such as the financial sector
Global trend to play an important role in IT infrastructure in Latin America for multinational companies (ex. Unilever, Merck, Rhodia)

SECTION 3.B
Market and Companies' Overview
Contax Overview

Contax Overview
Company Overview

Brief Overview

  ▪ Contax Participações S.A. is one of the largest companies in corporate services in Brazil, the market leader in contact center and collection and is expanding its services portfolio to become the leading company in BPO (Business Process Outsourcing), specialized, in a comprehensive manner, in the client relationship management (CRM)

▪ Currently, the largest portion of its activity is focused in the segments of Customer Services, Debt Collection, Telemarketing, Retention, Back-office, Technology Services and Trade Marketing

  ▪ Contax has approximately 80 clients ans its business strategy is focused in the development of long term relationship with its clients, large corporations of different sectors that use its services, such as telecomunication, financials, utilities, services, retail, among others

▪ In September 2010, Contax had approximately 84 thousand employees distributed in 9 Brazilian states and in the Distrito Federal

Recent Events

  ▪ August 31st, 2010: Contax announced the acquisition of Ability Comunicação Integrada Ltda. for a price that could reach a total of R$82,474,000.00. Ability is one of Brazil’s largest and best known companies in the Trade Marketing segment, which involves the promotion and sale of products and services at points of sale, posting revenues of R$ 104 million and EBITDA of R$ 10 million in the year ended on December 31, 2009.

  ▪ December 17th, 2010: Contax announced a change in its Executives Board. Mr. Michel Sarkis, Contax’s Chief Financial and Investor Relations Officer will take over the position of Chief Executive Officer, previously held by Mr. James Meaney. Michel Sarkis is 41 years old and one of the first executive officers hired by Contax.

Contax Overview
Company Overview

Board of Directors and Executives Board
▪ Board of Directors	▪ Executives Board
- Fernando Antonio Pimentel Melo, Chairman	- Michel Neves Sarkis, Chief Executive, Chief Financial and Investor Relations Officer
- Pedro Jereissati, Member	- Eduardo Nunes de Noronha, Director
- Carlos Jereissati, Member	- Dimitrius Rogério de Oliveira, Director
- Cristina Anne Betts, Member
- Otavio Marques de Azevedo, Member
- Antonio Adriano Silva, Member
- Armando Galhardo Nunes Guerra Junior, Member
- Paulo Edgar Trapp, Member
- Marcel Cecchi Vieira, Member
- Sergio Francisco da Silva, Member
- Newton Carneiro da Cunha, Member
- Manuel Jeremias Leite Caldas, Member

Shareholder Structure

	Number of ON		Number of PN		Total Number of
	Shares	% of Total ON	Shares	% of Total PN	Shares	% of Total

CTX Participações S.A.	15,992,929	69.3%	3,880,666	10.6%	19,873,595	33.2%
Free float	6,694,875	29.0%	32,800,334	89.4%	39,495,209	66.1%
Treasury shares	401,796	1.7%	-	0.0%	401,796	0.7%

Total	23,089,600	100.0%	36,681,000	100.0%	59,770,600	100.0%

Contax Overview
Financial Statements: Income Statement

	Twelve months ended:			Nine months ended:
Income Statement	12/31/2007	12/31/2008	12/31/2009	09/30/2009	09/30/2010
(Values in R$ ‘000)

Gross revenue	1.475.488	1.916.115	2.335.252	1.703.692	1.898.011
Deductions	(109.673)	(141.387)	(174.233)	(127.472)	(138.451)

Net revenue	1.365.815	1.774.728	2.161.019	1.576.220	1.759.560
Cost of products sold / services rendered	(1.185.079)	(1.490.647)	(1.757.272)	(1.311.860)	(1.498.726)

Gross profit	180.736	284.081	403.747	264.360	260.834
Operating income / (expenses)	(106.031)	(138.213)	(195.126)	(144.719)	(136.403)
Selling	(23.986)	(28.488)	(27.709)	(21.143)	(19.051)
General and administrative	(62.920)	(91.049)	(138.586)	(102.599)	(98.433)
Financial	(3.546)	(50)	(15.391)	(12.021)	56
Other operating revenue / (expenses)	(15.579)	(18.626)	(13.440)	(8.956)	(18.975)

Operating result	74.705	145.868	208.621	119.641	124.431

Earnings before income taxes and social contribution	74.705	145.868	208.621	119.641	124.431
Income tax and social contribution	(24.450)	(51.370)	(70.998)	(40.559)	(51.920)
Deferred taxes	(2.881)	(2.086)	1.659	(2.385)	2.432

Minority interest	-	(3)	634	587	(366)

Net profit (losses)	47.374	92.409	139.916	77.284	74.577

Contax Overview
Financial Statements: Consolidated Balance Sheet

	Period ended:
ASSETS	12/31/2007	12/31/2008	12/31/2009	09/30/2010
(Values in R$ ‘000)
Current assets	374.248	524.083	578.322	565.023
Cash & cash equivalents	240.310	355.928	357.853	306.522
Credits (clients)	83.492	102.134	128.486	173.004
Other credits	1.371	-	-	-
Inventory	-	-	-	-
Others	49.075	66.021	91.983	85.497

Non-current assets	47.928	79.336	119.658	200.701
Deferred and recoverable taxes	17.574	25.346	26.917	39.832
Judicial deposits	17.787	35.338	53.382	81.823
Credits receivables	11.678	17.530	11.425	10.576
Financial investments	-	-	26.590	66.081
Other assets	889	1.122	1.344	2.389

Fixed assets	322.443	389.267	432.919	525.131
Investments	-	-	-	74.365
Plant, property & equipment	254.467	304.800	352.473	377.849
Intangible assets	67.976	84.467	80.446	72.917

Total Assets	744.619	992.686	1.130.899	1.290.855

Contax Overview
Financial Statements: Consolidated Balance Sheet

	Period ended:
LIABILITIES AND SHAREHOLDERS’ EQUITY	12/31/2007	12/31/2008	12/31/2009	09/30/2010
(Values in R$ ‘000)
Current liabilities	290.098	411.393	556.180	501.585
Short-term loans and financing	300	14.219	55.070	61.359
Debentures	-	-	-	-
Suppliers	72.466	76.847	77.033	69.933
Taxes payable	38.990	68.749	92.703	85.906
Dividend payable	14.271	51.364	92.190	3.192
Provisions	-	-	-	-
Related parties	-	-	-	-
Others	164.071	200.214	239.184	281.195

Long term liabilities	175.325	296.516	230.616	379.204
Long-term loans and financing	100.060	203.750	149.521	219.523
Debentures	-	-	-	-
Provisions	46.860	64.151	59.921	85.594
Related parties	-	-	-	-
Others	28.405	28.615	21.174	74.087

Minority interest	-	2.079	1.446	1.810

Shareholders’ Equity	279.196	282.698	342.657	408.256
Capital stock	223.873	223.873	223.873	223.873
Capital reserves	9.254	29	19.639	13.634
Income reserves	57.153	69.880	99.145	96.172
Accumulated profit / losses	(11.084)	(11.084)	-	74.577

Total Liabilities and Shareholders’ Equity	744.619	992.686	1.130.899	1.290.855

SECTION 3.C
Market and Companies' Overview
Dedic GPTI Overview

Dedic GPTI Overview
Company Overview

Brief Description
▪ Founded in 2002, Dedic is currently one of the largest Brazilian contact center companies
▪ Part of Grupo Portugal Telecom,
▪ Serves clients from telecom, financials, utilities, services and other sectors
▪ As of March 2010, Dedic acquired all shares issued by GPTI, one of the largest provider of Information Technology (IT) solutions and Business Process Outsourcing (BPO) in Brazil, creating DEDIC GPTI

  ▪ GPTI: one of the largest providers of Information Technology solutions in the Brazilian market, offering a complete portfolio of solutions, which includes development of systems, network management and IT infrastructure, applications, training, business processing and IT and integrated practices (ITO and BPO).

Recent Events

  ▪ February 8th, 2010: Portugal Telecom announced the acquisition of 100% of GPTI SA (“GPTI”), a player with a large experience in the Information Systems (IS) and Information Technology (IT) services market in Brazil. The acquisition was concluded with the issuance of new shares by Dedic, a PT subsidiary which operates in the Brazilian contact center market.

▪ March 2010: Dedic assumed full control of GPTI

Dedic GPTI Overview
Company Overview

Board of Directors and Executives Board
▪ Board of Directors	▪ Executives Board
- Shakhaf Wine, Chairman	- Paulo Neto Leite, Chief Executive Officer
- Fábio Carlos Pereira, Vice President	- André Halm Gomes Costa, Chief Financial Officer
- Paulo Luís Neto de Carvalho Leite, Member	- Renato Bufálo, Contact Center Administrative Director
- Fabiana Faé Vicente Rodrigues, Member	- Edson Moreno, IT Administrative Director

Shareholder Structure[1]

Current			Post Transaction with Minority Shareholder

	Number of Shares	% of Total Capital		Number of Shares	% of Total Capital
Portugal Telecom Brasil S.A.	135,519,119	87.5%	Portugal Telecom Brasil S.A.	135,519,119	100.0%
Fabio Carlos Pereira	19,359,874	12.5%	Total	135,519,119	100.0%
Total	154,878,993	100.0%

Source: Company
1	Based on information provided by Dedic GPTI, we considered Dedic GPTI has acquired 19,359,874 shares held by Mr. Fábio Carlos Pereira for R$23 million. This total was added to the net debt as of August 31st, 2010 for Dedic GPTI valuation.

Dedic GPTI Overview
Financial Statements: Income Statement

	Twelve months period ended:			Eight months period ended:
Income Statement	12/31/2007	12/31/2008	12/31/2009	08/30/2010
(Values in R$ ‘000)

Gross revenue	290.715	331.353	434.315	417.404
Deductions	(21.048)	(23.506)	(32.755)	(30.532)

Net revenue	269.667	307.847	401.560	386.872
Cost of products sold / services rendered	(242.304)	(253.245)	(330.590)	(316.105)

Gross profit	27.363	54.602	70.970	70.767
Operating income / (expenses)	(29.642)	(43.593)	(57.725)	(63.569)
Selling	(4.467)	(3.046)	(2.925)	(4.223)
General and administrative	(25.175)	(40.450)	(55.504)	(59.396)
Equity interest	-	-	-	-
Other operating income / (expenses)	-	(97)	704	50

Earnings before financial result	(2.279)	11.009	13.245	7.198
Financial income	7.603	12.600	3.074	1.944
Financial expenses	(21.306)	(27.730)	(17.686)	(14.018)

Operating result	(15.982)	(4.121)	(1.367)	(4.876)
Non-operating result	(923)	-	-	-

Earnings before income tax and social contribution	(16.905)	(4.121)	(1.367)	(4.876)
Income tax and social contribution	(761)	(912)	-	(35)
Deferred income tax and social contribution	8.015	15.772	(2.106)	1.687

Net profit (loss)	(9.651)	10.739	(3.473)	(3.224)

Dedic GPTI Overview
Financial Statements: Consolidated Balance Sheet

	Period ended:
ASSETS	12/31/2007	12/31/2008	12/31/2009	08/31/2010
(Values in R$ ‘000)
Current assets	51.279	58.194	67.463	165.650
Cash & cash equivalents	22.654	4.524	3.169	15.746
Credits (clients)	18.003	41.819	49.628	127.768
Recoverable taxes	4.335	4.518	5.077	8.843
Deferred taxes	1.811	3.332	853	-
Prepaid expenses	25	681	2.298	8.345
Other credits	4.451	3.320	6.438	4.948

Non-current assets	23.403	39.792	46.534	49.583
Judicial deposits	1.941	4.181	6.245	8.630
Recoverable taxes	2.368	2.266	6.570	4.694
Deferred taxes	19.094	33.345	33.719	36.259

Fixed assets	49.411	88.054	112.261	271.028
Plant, properties and equipment	49.078	68.797	88.571	108.715
Intangible assets	-	19.257	23.691	162.313
Deferred assets	333	-	-	-

Total Assets	124.093	186.040	226.258	486.261

Dedic GPTI Overview
Financial Statements: Consolidated Balance Sheet

	Period ended:
LIABILITIES AND SHAREHOLDERS’ EQUITY	12/31/2007	12/31/2008	12/31/2009	08/31/2010
(Values in R$ ‘000)
Current liabilities	52.243	79.920	91.997	143.500
Short-term loans and financing	12.580	2.771	353	15.475
Suppliers	6.688	21.118	12.612	20.556
Taxes recoverable	2.043	3.189	4.159	7.268
Installment payment of taxes	780	981	916	2.831
Wages, provisions and social contributions	23.345	29.213	39.163	70.991
Advances from clients	-	-	-	1.513
Other liabilities	-	-	-	340
Related companies	6.807	22.648	34.794	24.526

Long-term liabilities	81.140	104.671	83.208	167.604
Long-term loans and financing	56.606	60.383	-	-
Suppliers	-	2.917	8.439	6.904
Contingencies provisions	13.459	14.423	11.899	18.913
Installment payment of taxes	5.075	4.014	4.600	9.347
Related companies	6.000	22.934	58.270	132.440

Shareholders’ Equity	(9.290)	1.449	51.053	175.157
Capital stock	87.928	87.928	141.005	262.487
Capital reserves	-	-	-	5.846
Accumulated profit / losses	(97.218)	(86.479)	(89.952)	(93.176)

Total Liabilities and Shareholders’ Equity	124.093	186.040	226.258	486.261

SECTION 4
General Assumptions

General Assumptions
Macroeconomic Assumptions
The macroeconomic assumptions reflect Banco Central’s Focus report estimates as of December 31st 2010, except otherwise indicated

Macroeconomic Assumptions	2010E	2011E	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E	2020E

Gross Domestic Product
GDP Real Growth	7.6%	4.5%	4.5%	4.6%	4.7%	4.7%	4.7%	4.7%	4.7%	4.7%	4.7%

Inflation
IPCA	5.9%	5.4%	4.7%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
IGPM	11.3%	5.7%	4.7%	4.6%	4.6%	4.3%	4.3%	4.3%	4.3%	4.3%	4.3%
U.S. Inflation (CPI) (1)	1.5%	1.0%	1.9%	2.5%	2.8%	2.8%	2.8%	2.8%	2.8%	2.8%	2.8%

FX rates
R$/US$ FX rate – Average	1.76	1.73	1.80	1.85	1.89	1.92	1.95	1.98	2.01	2.05	2.08
R$/US$ FX rate – End of period	1.67	1.75	1.82	1.86	1.90	1.93	1.96	2.00	2.03	2.06	2.10

Interest rate
Average SELIC	9.9%	12.1%	11.3%	10.5%	10.0%	9.8%	9.8%	9.8%	9.8%	9.8%	9.8%

Since Focus estimates are published for the next 5 years, following the sixth year the estimates were maintained constant at the same levels of the fifth year, except for FX rates, which were adjusted to reflect the maintenance of the purchase power parity between Brazil and U.S. currencies

Source: Banco Central’s Focus report as of December 31st 2010
Notes:
1	Source: Economist Intelligence Unit, as of December 31st 2010

SECTION 5
Contax Valuation

SECTION 5.A
Contax Valuation
Discounted Cash Flow

General Considerations on the Valuation
BTG Pactual evaluated Contax based on the discounted cash flow to firm ("FCFF") methodology

Valuation Methodology
▪ Unlevered cash flow method
-	Projection of unlevered cash flows
-	Cash flows are discounted by company’s weighted average cost of capital (WACC), when calculating its present value

Information Sources
▪ BTG Pactual used, for the purposes of the valuation, the operating and financial projections provided and / or discussed with Contax management, in R$ nominal terms

Currency
▪ Projection in R$, in nominal terms
▪ The unlevered cash flow is converted yearly into US$ before it is discounted

Discounted cash flow
▪ Data base: December 31st 2010; cash flows are discounted to present value to December 31st 2010
▪ Projections horizon: 2011 to 2020
▪ Assumes cash flows are generated over the year (“mid-year convention”)
▪ Discounted cash flows are in US$, in nominal terms

Main Assumptions
BTG Pactual considered, for purposes of the calculation of the fair economic value, operating and financial estimates supplied and/or discussed with Contax management team

Macroeconomic	▪ Banco Central’s Focus report dated December 31st, 2010 and Economist Intelligence Unit dated December 31st, 2010

Revenue growth	▪ 2011 growth was based in the expected growth in volume on existing clients and in new services and clients currently in Company’s commercial pipeline
▪ Revenues from 2012 to 2014 were estimated based on expected market growth for each business
▪ Revenues from 2015 to 2020 assume a 5.0% y.o.y. growth in nominal terms, based on Company’s estimates

Operating costs and expenses(1)	▪ Assumes a slight decrease in EBITDA margin in 2010 and 2011, mainly due to specific factors that generated lower productivity in operations
▪ After 2012 Company expects margins recovery, given new initiatives to increase productivity in main clients
▪ After 2012 Company expects stable margins, with limited efficiency gains in the long-term

Investments	▪ Projected based on the ammount needed to restore the assets depreciation and to meet Company’s growing need for operating infrastructure each year
▪ In 2011 larger investments are expected in the replacement of a relevant technology platform and transfer of operations to the Northeast

Working capital
▪ According to Company’s estimates, based on historical days receivable and payable

Terminal value	▪ Gordon perpetuity growth model(2), in 2020
▪ Assumes perpetuity growth rate ranges from 1.5% to 2.5% in US$ nominal terms

Discount rate	▪ Calculated based on: (i) Contax de-levered beta, (ii) target capital structure based on discussions with Company’s management team, (iii) country risk and (iv) equity market risk premium(3)

Note:
1	Costs herein contemplated were projected without considering depreciation and amortization expenses.
2	Estimated based on the free cash flow of the last projection year, increased by the growth expectancy, using the Constant Growth Model or Gordon Model as per the equation demonstrated in Appendix C.
3	Long-term equity market risk premium estimated on historical basis. Source: 2009 Ibbotson report.

Operating and Financial Summary Projections
Net Revenues and Gross Profit

Net Revenues (R$ million)
CAGR (2010E-2020E): 6.6%

Gross Profit (R$ million) and Gross Margin[1]
CAGR (2010E-2020E): 6.6%

Note:
1) Excludes depreciation and amortization expenses.

Operating and Financial Summary Projections
Operating Costs

Operating Costs (R$ million)
CAGR (2010E-2020E): 6.6%

Operating Costs Composition (% of Total)

Note: figures exclude depreciation and amortization expenses.

Operating and Financial Summary Projections
Operating Expenses and EBITDA

Operating Expenses (R$ million) and % of Net Revenues

EBITDA (R$ million) and EBITDA Margin

Note: figures exclude depreciation and amortization expenses.

Operating and Financial Summary Projections
Investments and Depreciation
Investments (R$ million)

Depreciation and Amortization (R$ million)

Valuation
Discounted Cash Flow

Free Cash Flow to Firm (R$ million, except otherwise indicated)

	2011E	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E	2020E	Perpetuity

Earnings before interest and taxes (EBIT)	236	290	301	310	308	307	312	369	411	427	427
(-) Taxes	(80)	(99)	(102)	(105)	(105)	(104)	(106)	(126)	(140)	(145)	(145)
Net operating profit after taxes (NOPAT)	156	191	199	205	204	203	206	244	271	282	282
(+) Depreciation and amortization	105	122	146	170	196	223	245	215	202	217	217
(+/-) Working capital variation	18	18	18	17	12	13	14	14	15	16	16
(-) Investments	(313)	(126)	(177)	(186)	(193)	(199)	(205)	(211)	(221)	(232)	(232)

Free cash flow to firm (R$ mm)	(34)	206	185	206	219	240	259	262	267	282	282
Free cash flow to firm (US$ mm)	(20)	114	100	109	114	123	131	130	131	136	136

Fair Economic Value based on the Discounted Cash Flow to Firm Methodology
The fair economic value range of Contax shares calculated based on the discounted cash flow methodology, as of 12/31/2010, is from R$37.64 to R$40.30 per ON share and from R$37.59 to R$40.24 per PN share (1)

Perpetuity growth rate (US$ nominal terms)	1.50%	1.75%	2.00%	2.25%	2.50%
WACC (US$ nominal terms)	10.0%	10.0%	10.0%	10.0%	10.0%
Enterprise value (R$ million)	$2,143	$2,179	$2,217	$2,258	$2,301
(-) (Net debt) net cash (R$ million)	$90	$90	$90	$90	$90
Equity value (R$ million)	$2,233	$2,269	$2,307	$2,347	$2,390
Number of ON shares (million)	22.7	22.7	22.7	22.7	22.7
Price per ON share (R$ / share)	$37.64	$38.24	$38.88	$39.57	$40.30
Number of PN shares (million)	36.7	36.7	36.7	36.7	36.7
Price per PN share (R$ / share)	$37.59	$38.20	$38.84	$39.52	$40.24
Ratio ON / PN share price (2)	1.001	1.001	1.001	1.001	1.001

Source: Company, financial statements as of 09/30/2010 and BTG Pactual
1	Assumes a range in perpetuity growth rate from 1.5% to 2.5% in US$ nominal terms
2	Assumes a ON/PN ratio based on the average spread of ON / PN shares, based on the VWAP during the 60 days prior to December 31st, 2010.

SECTION 5.B
Contax Valuation
Comparable Companies Trading Multiples

Comparable Companies Trading Multiples
The value of Contax share price ranges from R$39.93 to R$47.54 per share, based on comparable companies 2011 and 2012 EV/EBITDA trading multiples

Fair economic value based on the comparable companies trading multiples method
(R$ million, except price per share)
	2011E	2012E
EBITDA	341.1	412.0
EV/EBITDA Multiple (1)	6.7x	6.6x
Enterprise value	2,280.7	2,732.8
(-) (Net debt) net cash (2)	89.7	89.7
Equity value	2,370.5	2,822.5
Number of shares (million)(3)	59.4	59.4
R$/share	39.93	47.54

Source: Company and BTG Pactual
Note:
1	Considers the median of trading multiples of comparable companies as of December 31st 2010. Details on the calculation of negotiation multiples is detailed in Appendix B - Comparable Companies Trading Multiples, page 60 of this report. Source: Factset.
2	As of September 30th 2010.
3	Excludes treasury shares.

SECTION 5.C
Contax Valuation
Accounting Book Value

Accounting Book Value
Contax value is R$6.88 per share, based on its accounting book value

Book Value
As of September 30th 2010
(R$ million, except otherwise indicated)

Total assets	1,290.9
(-) Total liabilities	880.8
(-) Minority interest	1.8
= Shareholders’ equity	408.3

Number of shares (million)(1)	59.4

R$/share	6.88

Source: CVM and Company.
Note:
1	Excludes treasury shares

SECTION 5.D
Contax Valuation
Volume Weighted Average Price

Volume Weighted Average Price
Price evolution of Contax shares negotiated in the BOVESPA

(Price in R$ per share and volume in R$ million)

ON Shares (CTAX3)	PN Shares (CTAX4)

Source: CVM and Economática, as of Decemeber 31st 2010. Prices are adjusted for dividends and corporate events.
Note: number of shares excludes treasury shares.

Volume Weighted Average Price
Volume weighted average price of Contax shares negotiated in the BOVESPA

(R$, except otherwise indicated)

	ON Shares	PN Shares	Total Shares
12 months prior to 12-31-10 (included)
VWAP	29.594	25.292
Number of shares (million)	22.7	36.7	59.4
Market value (R$ million)	671.4	927.7	1,599.1

6 months prior to 12-31-10 (included)
VWAP	31.042	26.607
Number of shares (million)	22.7	36.7	59.4
Market value (R$ million)	704.3	976.0	1,680.2

3 months prior to 12-31-10 (included)
VWAP	31.164	29.817
Number of shares (million)	22.7	36.7	59.4
Market value (R$ million)	707.1	1,093.7	1,800.8

2 months prior to 12-31-10 (included)
VWAP	31.036	30.997
Number of shares (million)	22.7	36.7	59.4
Market value (R$ million)	704.1	1,137.0	1,841.1

1 month prior to 12-31-10 (included)
VWAP	30.663	31.136
Number of shares (million)	22.7	36.7	59.4
Market value (R$ million)	695.7	1,142.1	1,837.8

Source:	CVM and Economática, as of December 31st 2010. Prices are adjusted for dividends and corporate events.
Note:
(1)	Number of shares excludes treasury shares
(2)	VWAP of ON and PN shares, calculated based on the market value divided by total shares

SECTION 6
Dedic GPTI Valuation

SECTION 6.A
Dedic GPTI Valuation
Discounted Cash Flow

General Considerations on the Valuation
BTG Pactual evaluated Dedic GPTI based on the discounted cash flow to firm ("FCFF") methodology

Valuation Methodology
▪ Unlevered cash flow method
-	Projection of unlevered cash flows
-	Cash flows are discounted by company’s weighted average cost of capital (WACC), when calculating its present value

Information Sources
▪ BTG Pactual used, for the purposes of the valuation, the operating and financial projections provided and / or discussed with companies’ management teams, in R$ nominal terms

Currency
▪ Projection in R$, in nominal terms
▪ The unlevered cash flow is converted yearly into US$ before it is discounted

Discounted cash flow
▪ Data base: December 31st 2010; cash flows are discounted to present value to December 31st 2010
▪ Projections horizon: 2011 to 2020
▪ Assumes cash flows are generated over the year (“mid-year convention”)
▪ Discounted cash flows are in US$, in nominal terms

Main Assumptions
BTG Pactual considered, for purposes of the calculation of the fair economic value, operating and financial estimates supplied and/or discussed with Dedic GPTI management teams

Macroeconomic	▪ Banco Central’s Focus report dated December 31st, 2010 and Economist Intelligence Unit dated December 31st, 2010

Revenue growth	▪ Dedic:
▪ Projections based on Company’s pipeline for 2011 and market growth for 2012, 2013 and 2014
▪ Revenues from 2015 to 2020 assume 5% y.o.y. growth rate in nominal terms
▪ Revenue / Service Station (“PA”) grows according to inflation y.o.y.
▪ Assumes an important contract cancellation at the end of 2012
▪ GPTI:
▪ Projections based on Company’s pipeline, market growth and growth with cross-selling of products

Operating costs and expenses(1)	▪ Dedic:
▪ Gross margin gains deriving from higher operating efficiency and consequently reduction of the average number of employees per service station (PA)
▪ Higher operating efficiency throughout the projection period
▪ GPTI:
▪ Gross margin evolution according to efficiency gains and change in mix
▪ Gains with dilution of operating expenses

Investments	▪ Dedic: expansion investments realized one year in advance (R$20.6 thousand per new PA) and maintenance investments based on the number of PAs in the previous year (R$3.2 thousand per existing PA)
▪ GPTI: investments projected based on the needs per service line

Working capital	▪ According to Company’s estimates, based on historical days receivable and payable for both Dedic and GPTI

Terminal value	▪ Gordon perpetuity growth model(2), in 2020
▪ Assumes perpetuity growth rate ranges from 1.5% to 2.5% in US$ nominal terms

Discount rate	▪ Calculated based on: (i) Dedic GPTI de-levered beta, (ii) target capital structure based on discussions with Companies’ management teams, (iii) country risk and (iv) equity market risk premium(3)

Note:
1	Costs herein contemplated were projected without considering depreciation and amortization expenses.
2	Estimated based on the free cash flow of the last projection year, increased by the growth expectancy, using the Constant Growth Model or Gordon Model as per the equation demonstrated in Appendix C.
3	Long-term equity market risk premium estimated on historical basis. Source: 2009 Ibbotson report.

Operating and Financial Summary Projections
Revenue and Costs

Net Revenue (R$ million)

Operating Costs (R$ million)[1]

Note: assumes an important contract cancellation at the end of 2012.
1) Excludes depreciation and amortization expenses.

Operating and Financial Summary Projections
Gross Profit and Gross Margin
Gross Profit (R$ million)

Gross Margin (% of Net Revenue)

Note: assumes an important contract cancellation at the end of 2012.
Figures exclude depreciation and amortization expenses.

Operating and Financial Summary Projections
Operating Expenses and % of Net Revenue
Operating Expenses (R$ million)

Operating Expenses (% of Net Revenue)

Note: assumes an important contract cancellation at the end of 2012.
Figures exclude depreciation and amortization expenses.

Operating and Financial Summary Projections
EBITDA and EBITDA Margin
EBITDA (R$ million)

EBITDA Margin

Note: assumes an important contract cancellation at the end of 2012.

Operating and Financial Summary Projections
Investments and Depreciation
Investments (R$ million)

Depreciation and Amortization(1) (R$ million)

Note: assumes an important contract cancellation at the end of 2012.
1	Considers the amortization of the goodwill from GPTI acquisition in 5 years.

Valuation
Discounted Cash Flow

	2011E	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E	2020E	Perpetuity

Earnings before interest and taxes (EBIT)	26	2(1)	12	25	42	69	71	76	83	91	91
(-) Taxes	(9)	(7)	(8)	(9)	(14)	(23)	(24)	(26)	(28)	(31)	(31)
Net operating profit after taxes (NOPAT)	17	(5)	4	16	27	46	47	50	55	60	60
(+) Depreciation and amortization	59	65	59	59	49	29	34	36	37	37	37
(+/-) Working capital variation	(24)	(11)	18	(12)	(6)	(6)	(7)	(7)	(7)	(8)	(8)
(-) Investments	(35)	(14)(2)	(41)	(30)	(34)	(36)	(38)	(40)	(42)	(44)	(44)

Free cash flow to firm (R$ mm)	17	34	41	32	37	32	36	40	43	46	46
Free cash flow to firm (US$ mm)	10	19	22	17	19	16	18	20	21	22	22
Fair Economic Value based on the Discounted Cash Flow to Firm Methodology
The fair economic value of Dedic GPTI shares calculated based on the discounted cash flow methodology, as of 12/31/2010 ranges from R$1.38 to R$1.57 per share(3)
Perpetuity growth rate (US$ nominal terms)	1.50%			1.75%		2.00%		2.25%			2.50%
WACC (US$ nominal terms)	10.0%			10.0%		10.0%		10.0%			10.0%
Enterprise value (R$ million)	$371			$377		$383		$390			$397
(-) (Net debt) net cash (R$ million) (4)	($184)			($184)		($184)		($184)			($184)
Equity value (R$ million)	$187			$193		$199		$206			$213
Number of shares (million)	135.5			135.5		135.5		135.5			135.5
Price per share (R$ / share)	$1.38			$1.42		$1.47		$1.52			$1.57

Source: Company, financial statements as of 08/30/2010 and BTG Pactual. Note: assumes an important contract cancellation at the end of 2012.
1	Considers approximately R$29 million in non-recurring expenses with cancellation costs of an important contract at the end of 2012.
2	Considers approximately R$29 milllion of asset sale (at cost) as a result of the cancellation of an important contrat at the end of 2012.
3	Assumes a range in perpetuity growth rate from 1.5% to 2.5% in US$ nominal terms.
4	As of August 31st 2010, plus R$23 milllion as per note below.
5	Based on information provided by Dedic GPTI, we considered Dedic GPTI has acquired 19,359,874 shares held by Mr. Fábio Carlos Pereira for R$23 million. This total was added to the net debt as of August 31st, 2010 for Dedic GPTI valuation.

SECTION 6.B
Dedic GPTI Valuation
Comparable Companies Trading Multiples

Comparable Companies Trading Multiples
The value of Dedic GPTI share price ranges from R$2.82 to R$3.34 per share, based on comparable companies 2011 and 2012 EV/EBITDA trading multiples

Fair economic value based on the comparable companies trading multiples method
(R$ million, except price per share)
	2011E	2012E
EBITDA	84.7	95.9
EV/EBITDA Multiple (1)	6.7x	6.6x
Enterprise value	566.6	636.3
(-) (Net debt) net cash (2)	(183.9)	(183.9)
Equity value	382.7	452.4
Number of shares (million)	135.5	135.5
R$/share	2.82	3.34

Source: Company and BTG Pactual
1	Considers the median of trading multiples of comparable companies as of December 31st 2010. Details on the calculation of negotiation multiples is detailed in Appendix B - Comparable Companies Trading Multiples, page 60 of this report. Source: Factset.
2	As of August 31st 2010, plus R$23 milllion as per note below.
3	Based on information provided by Dedic GPTI, we considered Dedic GPTI has acquired 19,359,874 shares held by Mr. Fábio Carlos Pereira for R$23 million. This total was added to the net debt as of August 31st, 2010 for Dedic GPTI valuation.

SECTION 6.C
Dedic GPTI Valuation
Accounting Book Value

Accounting Book Value
Contax value is R$6.88 per share, based on its accounting book value

Book Value
As of September 30th 2010
(R$ million, except otherwise indicated)

Total assets	1,290.9
(-) Total liabilities	880.8
(-) Minority interest	1.8
= Shareholders’ equity	408.3

Number of shares (million)(1)	59.4

R$/share	6.88

Source: CVM and Company.
Note:
1	Excludes treasury shares

Accounting Book Value
Dedic GPTI value is R$1.13 per share, based on its accounting book value

Book Value
As of August 31st 2010
(R$ million, except otherwise indicated)

Total assets	486.3
(-) Total liabilities	311.1
(-) Minority interest	0.0
= Shareholders’ equity	175.2

Number of shares (million)	154.9

R$/share	1.13

Source: Company.
Note
1	.	Book value as of August 31st 2010, before the transaction between the Company and Mr. Fábio Carlos Pereira

APPENDIX A
Companies' Weighted Average Cost of Capital (WACC)

Companies' Weighted Average Cost of Capital (WACC)

Beta Analysis
Companies in the Sector	Price per Share (Local Currency)	# of Shares (million)	Market Value (Local Cy million)	Net Debt (Local Cy million)	Debt/ Market Value (%)	Tax Rate (%)	Leverage Factor (1)	Leveraged Beta (2)	Unlevered Beta(3)
Contax Participacoes Sa	32.0	59.4	1,899.2	(91.7)	0.0%	34.0%	1.00	0.43	0.43
Teleperformance	25.6	56.5	1,448.4	(40.8)	0.0%	33.3%	1.00	0.63	0.63
Convergys Corporation	13.8	121.8	1,675.2	36.9	2.2%	40.0%	1.01	1.35	1.33
Sykes Enterprises, Incorporated	19.9	46.9	931.9	(206.1)	0.0%	40.0%	1.00	0.98	0.98
TeleTech Holdings Inc.	20.7	59.1	1,224.9	(156.8)	0.0%	40.0%	1.00	0.95	0.95
Telegate AG	7.6	21.2	161.4	(57.9)	0.0%	29.4%	1.00	0.47	0.47
TIVIT Terceirização de Tecnologia e Serviços S/A	19.2	89.0	1,708.6	120.5	7.1%	34.0%	1.05	0.47	0.45
Average									0.75

Weighted Average Cost of Capital (WACC)
Cost of Equity - Ke (US$ in nominal terms)		Weighted Average Cost of Capital (WACC, US$ in nominal terms)
U.S. risk free rate (Rf)(4)	3.2%	Pre tax cost of debt (US$ in nominal terms)	10.0%
Country risk premium(5)	2.0%	Post tax cost of debt (US$ in nominal terms)	6.6%
Risk premium expected for the equity market (PRm)(6)	6.5%
Unlevered beta	0.75	Target Debt / (Debt + Equity)	30.0%
Tax rate	34.0%	Target Equity / (Debt + Equity)	70.0%
Targe capital structure (Debt / Equity)	30.0%
Leveraging factor	1.28	Weighted Average Cost of Capital (WACC, US$ in nominal terms)(9)	10.0%
“Re-levered“ beta(7)	0.96
Cost of Equity - Ke (US$ in nominal terms)(8)	11.5%

Source: Bloomberg and Capital IQ as of December 31st 2010.
Notes:
1	Leveraging factor = (1+((1- marginal tax rate) * % debt / equity).
2	Levered beta: result from regression analysis based on share price and the benchmark index in the last 104 weeks. Source: Capital IQ.
3	Unlevered beta = Levered beta / Leveraging factor.
4	U.S. risk free rate is calculated based on teh average return of U.S. 10-year treasury bond over the last 12 months ended December 31st 2010.
5	Country risk premium (CPR) calculated based in the average of EMBI+ Brasil in the last 12 months ended December 31st 2010.
6	Long term equity market risk premium estimated based on historial data. Source: 2009 Ibbotson report.
7	“Re-levered” beta: (Unlevered Beta * Leveraging factor).
8	Cost of equity (Ke) = U.S. risk free rate + “re-levered” beta * (equity market risk premium) + country risk premium.
9	Weighted average cost of capital (WACC) = post tax cost of debt * [debt /(debt + equity)] + cost of equity * [equity / (debt + equity)].

APPENDIX B
Comparable Companies Trading Multiples

Comparable Companies Trading Multiples

				EV / EBITDA
In USD million, except price per share	Price per Share (US$)	Market Value	Enterprise Value	2011E	2012E

Convergys Corp.	13.75	1,675.2	1,903.7	6.5x	6.0x
Sykes Enterprises Inc.	19.89	931.9	728.5	5.6x	7.0x
Teletech Holdings Inc.	20.72	1,224.9	1,071.1	6.8x	6.6x
Tivit Terceirizacao de Processos Servicos e Tecnologia S/A	11.43	1,016.9	1,088.0	7.0x	n.d.

			Average	6.5x	6.5x
			Median	6.7x	6.6x

Source: Factset, as of December 31st 2010. Estimates based on market consensus

Description of the Comparable Companies
To evaluate the companies based on comparable companies trading multiples, it was used as reference Brazilian and international comparable companies

Convergys Corp.
•	North American company focused on payables outsourcing and services and solutions management.

Sykes Enterprises Inc
•	North American company focused on IT outsourcing

TeleTech Holdings Inc
•	TeleTech offers outsourcing services around the World. The company operates mainly in two segments: (i) client management; and (ii) Marketing
•	Database Marketing and Consultancy

Tivit
•	Tivit is one of the first Brazilian companies to offer integrated services of IT, Systems and BPO - Business Process Outsourcing

APPENDIX C
Description of Valuation Methodologies

Valuation Model Structure
Method for the construction of the Free Cash Flow to Firm (FCFF)

Gross Revenue
Deductions
Net Revenue
Operating Costs and Expenses
EBITDA
Unlevered Cash Flow
WACC
(-) Cost of goods sold
(-) sales and marketing expenses
(-) other expenses
EBITDA
(+/-) working capital variation
(-) CAPEX
(-) Taxes
Present Value of Unlevered Cash Flows
Present Value of Terminal Value
Perpetuity of Unlevered Cash Flow
Management's operating assumptions
Company's Fair Economic Value
(-) Net debt
(-) Liquid contingencies
Present Value of Shares

  WACC Calculation

  WACC was calculated with the combination of cost of equity (Ke) and cost of debt (Kd) estimated for the company under analysis, considering a target capital structure

    Ke was estimated by the evaluator based on the CAPM - Capital Asset Pricing Model, adjusted for country’s risk
    Kd was estimated by the evaluator considering the credit risk and debt capital markets current dynamics

Constant Growth Model or Gordon Model
The Constant Growth Model or Gordon Model was used when calculating the perpetuity

			• FCF(n):	Free cash flow in the last projected year
FCF(n) x (1+g) WACC - g
Perpetuity	=		• “g”:	Constant perpetuity growth rate of cash flows during the period after projections

			• WACC:	Weighted average cost of capital using company’s target capital structure

Comparable Companies Trading Multiples
Assesses the company’s value based on market multiples of other publicly traded companies with similar financial and operating characteristics

  Once the universe of comparable companies is selected, company’s implied firm and equity values are calculated by multiplying its metrics (eg net income, EBITDA) by the respective multiples of the universe of comparables

The value of comparable companies typically do not incorporate control premiums reflected in mergers and acquisitions transactions involving comparable companies

The key element in the comparable companies analysis is to identify the comparability and relevance

A good comparable is the one that has operating and financial characteristics similar to the company under evaluation

Examples of operating characteristics: industry expertise, products, markets, customers, seasonality and cyclicality

Examples of financial characteristics: size, leverage, shareholder base, growth and margins

APPENDIX D
Terms and Definitions Used in the Valuation Report

Terms and Definitions Used in the Valuation Report

    Beta: index that measures the non-diversifiable risk of a stock. Beta measures the relationship between the return of a stock and the market return. Thus, the risk premium will always be multiplied by this coefficient, demanding a higher premium for risk the higher is the change in stock prices versus market return
    Call center / contact center: service centers designed to connect with consumers in an active (connection made from the company to the customer) or receptive (from the client to the company), using telephone or other communication channels. Contact center is the broader term, which includes contact by email, fax, chat and voice over IP, for example.
    Capex: capital expenditures, or maintenance and/or capacity expansion investments
    CAPM: capital asset pricing model
    EBIT: earnings before interest and taxes
    EBITDA: earnings before interest, taxes, depreciation and amortization
    FCFF: free cash flow to firm
    LTM: last twelve months
    NOPAT: net operating profit after taxes
    PA: position or service station. It consists of the physical installation (desk, computer, telephones, etc.) used by call center operators.
    Spread: price ratio among two different stocks.
    VWAP: volume weighted average price
    WACC: weighted average cost of capital

APPENDIX E
Additional Statements and Information

Additional Statements and Information

  This Valuation Report was prepared by Banco BTG Pactual S.A. under the solicitation of Contax Participações S.A. (“Contax”), in the context of a incorporation of the total shares issued by Mobitel S.A. (“Dedic GPTI”) by Contax (“Transaction”), for which BTG Pactual was hired to evaluate the shares of Contax and Dedic GPTI, according to the Law 6.404, of December 15, 1976 and Instruction CVM 319, of December 3, 1999.

  The BTG Pactual states that the information presented herein are updated in relation to the limit date of January 25th 2011.

  The BTG Pactual highlights that its services does not include advisement of any nature, such as Legal or Accounting. The content of this material is not and shall not be considered a promise or a guarantee in relation to the past or future, neither be considered a price recommendation for the Transaction.

  The BTG Pactual highlights that the Valuation of the companies was made in a segregated manner, disregarding possible impacts related to the Transaction, and disregarding possible synergies positives or negatives created by the combination with Contax.

  The information obtained by BTG Pactual from public sources or from sources that to the best of BTG Pactual’s knowledge was considered trustable, has been including financial statements made available on September 30th, 2010 regarding Contax and August 31st, 2010 regarding Dedic GPTI, which was audited by the independent auditors of the Companies. Delloitte Touche Tohmatsu in both cases. The BTG Pactual has obtained information from public sources which was considered trustable, however the BTG Pactual didn’t make an independent verification of such information and of information received from the Companies or from the third-parties hired by the Companies, either assumes responsibilities for the precision, accuracy or completeness of such information.

  The Companies, through professionals designated, has made available information related to data, projections, assumptions and forecast related to the Companies and to markets on which the Company was operating used in this Valuation Report. The companies will be referenced in this Valuation Report jointly as “Information Suppliers”

  The BTG Pactual has based its analysis in the information mentioned above and on discussions with the professionals of the Companies and other representatives of the Companies, and the BTG Pactual didn’t verified independently any information publicly available or furnished to BTG Pactual in the preparation of this Valuation Report. The BTG Pactual does not express any opinion about the reliability of the information mentioned and highlights that any errors or changes of that information could affect significantly the BTG Pactual’s analyses.

  During the development of our work, we run analyses procedures when it was necessary. However, we highlight that our work of Valuation didn’t intend to be an audit of financial statements or of any other information furnished by the Information Suppliers, and it cannot be considered such as. Our work took into account the relevance of each item, so, the Information Suppliers has assumed fully responsibility for the information furnished to BTG Pactual.

  In the preparation of the present Valuation Report, the BTG Pactual has adopted as assumption, with express consent of the Information Suppliers, the reliability , accuracy, veracity, completeness, sufficiency and integrity of all data which was furnished our discussed, so BTG Pactual does not assumes, neither has realized any physical inspection of any asset or property, and has not made any independently valuation of the asset and debt of the Companies, or about the Companies solvency, considering as consistent the information used in the Valuation Report, the Information Suppliers has taken the responsibility, including for its employees, partners and representatives, for everything which was furnished or discussed with BTG Pactual.

Additional Statements and Information

  The information related to data, forecast, assumptions and estimates, related to the Companies and its markets, used or included in this Valuation Report, has been based in certain groups of report and presentation layout which can be considerably different from the group of accounts presented by the Companies in the preparation of its financial statements. This procedure was adopted in order to permit that the forecast presented was consistent with the group of account reported in the management financial statements furnished. Occasional Differences in group of account does not have impact over the results

  All the information, estimates and forecast herein included are those used and presented by the Information Suppliers, adjusted by BTG Pactual, at its sole discretion, related to reasonableness, and are assumed as being based in best valuation of Information Suppliers and of its administration in relation to the evolution of the Companies and its markets of operation.

  Except if otherwise expressly presented, as indicated in writing in specific notes or references, all data, previous information, market information, forecast, projection and assumptions, included, considered, used or presented in this Valuation Report are those presented by the Information Suppliers to BTG Pactual.

  The information herein contained, related to the accountant position and financial position of the Companies and the Market, are those available on January 25th, 2011. Any changes in those positions can affect the results of this Valuation Report. The BTG Pactual does not assume any obligation of updating, reviewing or amending this Valuation Report, as result of disclosure of any subsequent information in relation to January 25th, 2011 or as result of any other subsequent event.

  There is no guarantee that the assumptions, estimates, forecast, partial or total results or conclusion used or presented in this Valuation Report will be effectively reached or verified, in part or in whole. The future results of the Companies can be different from the results included in the forecast, and those results can be significant, as result of several factors, including, but not limited to, changes in the market conditions. The BTG Pactual does not assume any responsibility related to such differences.

  This Valuation Report was generated according to the economic and market conditions, among others, available in da date of its elaboration, so the conclusion presented are subject to variations of several factors on which the BTG Pactual does not have any control.

  The sum of individuals values presented in the Valuation Report can be different from the sum presented due to rounding of values.

  To perform the work, the BTG Pactual adopted as assumption that all the governmental, regulatory approvals, or other of any nature, and exemption, amendments or renegotiation of any agreement necessary to the Transaction was or will be obtained, and no modification necessary to those acts will cause any adverse patrimonial impact to the Companies or reduce those the benefits targeted by the Transaction.

  This Valuation Report was prepared in accordance to the Law 6404, December 15, 1976, and to the Instruction CVM 319, December 3, 1999, however it does not intends to be the only base to evaluate the Companies, therefore, the Valuation Report does not contain all the information necessary for such and consequently, does not represent, neither constitutes a proposal, solicitation, suggestion or recommendation by BTG Pactual.

  The shareholders shall make its own analyses in relation to the convenience and to the opportunity of approving the Transaction, and shall consult its own financial, tax and legal advisors before take its own decision about the transaction, in a independently manner. The Valuation Report shall be read and interpreted according to the restrictions and qualifications prior mentioned. The reader shall take into account the restrictions and character of the information used.

Additional Statements and Information

  This Valuation Report cannot be circulated, copied, published or used in any form, neither can be archived, include or referenced, in whole or in part, in any document, without a previous consent of BTG Pactual, the use of the Valuation Report is restricted to used described in the Instruction CVM 379/99

  Valuations report of the Companies and sectors elaborated by other company, due to its autonomy, can consider different assumptions in different manner that was used in this Valuation Report and consequently, present results significantly different.

  Banco BTG Pactual S.A.
  Av. Brigadeiro Faria Lima, 3729 9th floor
  São Paulo, SP – Brazil
  Zip Code: 04538-133
  Tel: +55 11 3383-2000

  SIGNATURE

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
  Date: February 08, 2011

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

  FORWARD-LOOKING STATEMENTS

  This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.